

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Patrick C. Eilers
Chief Executive Officer
Power & Digital Infrastructure Acquisition Corp.
321 North Clark Street, Suite 2440
Chicago, IL 60654

> **Re: Power & Digital Infrastructure Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 29, 2021**
> **File No. 333-258720**

Dear Mr. Eilers:

We have reviewed your response letter dated November 12, 2021 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed on October 29, 2021

Merger Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
5. Earnings per Share, page 110

1. We note that you estimated approximately 92.1 million RSUs outstanding. On page F-92 you disclosed that there were 34.2 million RSUs outstanding as of June 30, 2021 and on page F-96, that an additional 23.7 million RSUs were issued subsequent to the balance sheet date. Please reconcile the discrepancy in outstanding RSUs or update your disclosure, as appropriate.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Debbie Yee, Esq.